FITT Highway Products Inc.

February 28, 2014

VIA EDGAR Transmission

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	FITT Highway Products, Inc. Current Report on Form 8-K Filed January 13, 2014 File No. 000-33519

Dear Mr. Greenspan:

FITT Highway Products, Inc. (the “Company”) is in receipt of the Securities and Exchange Commission’s (the “SEC”) comment letter dated February 11, 2014 regarding the above-referenced Form 8-K (the “Comment Letter”). The Comment Letter requested that the Company respond within ten business days or advise the SEC when the requested response will be available. This letter confirms that the Company’s legal counsel requested by telephone and received an extension of time in which the Company may respond to the Comment Letter. The Company will respond to the Comment Letter on or before March 18, 2014.

If you have any questions or comments, please contact the undersigned.

Sincerely,

/s/ Michael R. Dunn
Michael R. Dunn
CEO & Chairman of the Board
FITT Highway Products, Inc.
26381 Crown Valley Parkway, Suite 230
Mission Viejo, CA 92691

26381 Crown Valley Parkway Suite 230 - Mission Viejo- CA 92691 - Fax: 949-582-5913 - Phone: 949-582-5933